July 9, 2024

Douglas Lebda
Chief Executive Officer
LendingTree, Inc.
1415 Vantage Park Dr., Suite 700
Charlotte, North Carolina 28203

       Re: LendingTree, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed February 29, 2024
           File No. 001-34063
Dear Douglas Lebda:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation